SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of May 2012, US Bank For the Benefit Of King Investment Advisors, Inc., PSP acquired control due to ownership of greater than 25% of the Fountainhead Special Value Fund’s (the "Fund") outstanding shares.  US Bank For the Benefit Of King Investment Advisors, Inc., PSP owned 25.6% of the Fund and thus controlled the Fund as of that date.